EXHIBIT 99.1

Hydrogenics to Host Third Quarter 2012 Conference Call November 9, 2012

MISSISSAUGA, Ontario, Oct. 18, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics"), a leading developer and manufacturer of hydrogen generation and power systems, today announced that it will host a conference call at 10:00 a.m. Eastern on November 9, 2012 for the third quarter 2012. Earnings will be issued before the market opens that day, and the filing of the company's results with the appropriate regulatory bodies will follow. During the call, Daryl Wilson, President and Chief Executive Officer, and Kelly Frizzell, Acting Chief Financial Officer, will review the company's financial results.

The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

ABOUT HYDROGENICS

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the U.S. and Canada.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com